                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                --------------

                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
                                     UNDER
                        SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                --------------

                              CHEAP TICKETS, INC.
                       (Name of Subject Company (issuer))

                                --------------

                      Diamondhead Acquisition Corporation
                              Cendant Corporation
                      (Name of Filing Persons (Offerors))

                                --------------

                    Common Stock, par value $0.001 per Share
                       (Titles of Classes of Securities)

                                --------------

                                     151310
                     (CUSIP Number of Class of Securities)

                                --------------

                             James E. Buckman, Esq.
                       Vice Chairman and General Counsel
                              Cendant Corporation
                               9 West 57th Street
                            New York, New York 10019
                                 (212) 413-1800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

                                   Copies to:

         Kenton J. King, Esq.                              Eric J. Bock
kadden,SArps, Slate, Meagher & Flom LLP            Senior Vice President, Legal
    525 University Ave., Ste. 1100                     Cendant Corporation
     Palo Alto, California 94301                        9 West 57th Street
            (650) 470-4500                           New York, New York 10019
                                                          (212) 413-1800

                     CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
           Transaction Valuation*                          Amount of Filing Fee**
--------------------------------------------------------------------------------
                $406,241,791                                      $81,249

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 23,299,413 shares of common stock of Cheap Tickets, Inc. at the tender offer price of $16.50 per share of common stock. The transaction value also includes the offer price of $16.50 less $11.16, which is the average exercise price of outstanding options, multiplied by 2,652,698, the estimated number of options outstanding. The transaction value further includes the offer price of $16.50 less $11.805, which is the exercise price of outstanding warrants, multiplied by 1,626,426, the number of warrants outstanding.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: _________________  Filing Party:____________________________
   Form or Registration No.: _______________  Date Filed:______________________________

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X]third-party tender offer subject to Rule 14d-1.
  [_]issuer tender offer subject to Rule 13e-4.
  [_]going-private transaction subject to Rule 13e-3.
  [_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

   This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Diamondhead Merger Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Cendant Corporation, a Delaware corporation ("Cendant" or "Parent"), to purchase all the outstanding shares of common stock, par value $0.001 per share, of Cheap Tickets, Inc., a Delaware corporation ("Cheap Tickets" or the "Company"), at a purchase price of $16.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 23, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and
(a)(1)(C) respectively. This Schedule TO is being filed on behalf of Purchaser and Cendant.

   The information set forth in the Offer to Purchase, including the Schedule thereto, is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1. SUMMARY TERM SHEET

   The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

   (a) The name of the subject company is Cheap Tickets, Inc., a Delaware corporation. The Company's principal executive offices are located at 1440 Kapiolani Blvd., Honolulu, Hawaii 96814. The Company's telephone number is
(808) 945-7439.

   (b) This statement relates to Cheap Tickets' shares of common stock, par value $0.001 per share, of which there were 23,299,413 issued and outstanding as of August 13, 2001. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

   (c) The information set forth in Section 6 of the Offer to Purchase entitled "Price Range of Shares; Dividend on the Shares" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

   (a) This Schedule TO is filed by the Purchaser and Cendant. The information set forth in Section 9 of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser" is incorporated herein by reference.

   (b) The information set forth in Section 9 of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser" is incorporated herein by reference.

   (c) The information set forth in Section 9 of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser" is incorporated herein by reference. Except as set forth below, during the last five years, none of the Purchaser or Cendant or, to the best knowledge of the Purchaser or Cendant, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulting in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding of any violation of such laws.

   On June 14, 2000, the Securities and Exchange Commission (the "SEC") instituted and simultaneously settled an administrative proceeding, Administrative Proceeding File No. 3-10225, against Cendant in connection with certain accounting irregularities at the former CUC International, Inc., which merged with HFS Incorporated in December 1997 to form Cendant. The SEC found that, as a result of such accounting irregularities, Cendant violated the periodic reporting, corporate record-keeping and internal controls provisions of the federal securities laws. Without admitting or denying the findings contained in the SEC's administrative order, Cendant consented to the issuance of an SEC order directing Cendant to cease and desist from committing or causing any violation, and any future violation, of the periodic reporting, corporate record-keeping and internal controls provisions of the federal securities laws. No financial penalties were imposed against Cendant.

ITEM 4. TERMS OF THE TRANSACTION

   The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

   The information set forth in Sections 9, 11, 12 and 13 of the Offer to Purchase entitled "Certain Information Regarding Parent and the Purchaser," "Background of the Offer," "Purpose of the Offer; Plans for the Company" and "The Merger Agreement and the Stockholder Agreement," respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two (2) years which would be required to be disclosed under this Item 5 between any of the Purchaser or Cendant or any of their respective subsidiaries or, to the best knowledge of Purchaser or Cendant, any of those persons listed on Schedule I to the Offer to Purchase, on the one hand, and the Company or its affiliates, on the other, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or sale or transfer of a material amount of assets.

ITEM 6. PURPOSE OF THIS TRANSACTION AND PLANS OR PROPOSALS.

   (a),(c)(1-7) The information set forth in the "Introduction" and Sections 12 and 13 of the Offer to Purchase entitled "Purpose of the Offer; Plans for the Company," and "The Merger Agreement and the Stockholder Agreement," and, respectively, is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   The information set forth in Section 10 of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE COMPANY.

   The information set forth in the "Introduction" and Sections 5, 9, 11 and 13 of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser," "Background of the Offer" and "The Merger Agreement and the Stockholder Agreement," respectively, is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

   The information set forth in the "Introduction" and Section 16 of the Offer to Purchase entitled "Fees and Expenses" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

   Not applicable.

ITEM 11. ADDITIONAL INFORMATION

   The information set forth in Sections 11, 13 and 16 of the Offer to Purchase entitled "Background of the Offer," "The Merger Agreement and the Stockholder Agreement" and "Fees and Expenses," respectively, is incorporated herein by reference.

ITEM 12. EXHIBITS

   (a)(1)(A) Offer to Purchase dated August 23, 2001.
   (a)(1)(B) Letter of Transmittal.
   (a)(1)(C) Notice of Guaranteed Delivery.
   (a)(1)(D) Letter to Brokers, Dealers, Banks, Trust Companies and other
              Nominees.
   (a)(1)(E) Letter to Clients for use by Brokers, Dealers, Banks, Trust
              Companies and other Nominees.
   (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9
   (a)(1)(G) Press Release issued by Cendant on August 23, 2001.
             Summary Advertisement published in the Wall Street Journal on
   (a)(1)(I)  August 23, 2001.
   (a)(1)(J) Letter to Stockholders from President and Chief Executive Officer of Cheap Tickets dated August 23, 2001.
   (b)       Not applicable.
   (d)(1)    Agreement and Plan of Merger dated as of August 13, 2001, among
              Cendant, Purchaser and Cheap Tickets.
   (d)(2)    Stockholder Agreement dated as of August 13, 2001 by and among
              Cendant, Purchaser, Cheap Tickets and Stockholders.
   (d)(3)    Confidentiality Agreement, dated May 24, 2001, as amended on July
              3, 2001 and August 11, 2001, between Cheap Tickets and Cendant
              Internet Group, Inc.
   (g)       Not applicable.
   (h)       Not applicable.

                                   SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DIAMONDHEAD ACQUISITION CORPORATION

                                                   /s/ Eric J. Bock
                                          By: _________________________________
                                          Name: Eric J. Bock
                                          Title: Senior Vice President and
                                           Secretary

                                          CENDANT CORPORATION

                                                   /s/ Eric J. Bock
                                          By: _________________________________
                                          Name: Eric J. Bock
                                          Title: Senior Vice President, Law
                                               and Corporate Secretary

Date: August 23, 2001

                               INDEX TO EXHIBITS

 Exhibit
 Number    Document
 -------   --------
 (a)(1)(A) Offer to Purchase dated August 23, 2001.
 (a)(1)(B) Letter of Transmittal.
 (a)(1)(C) Notice of Guaranteed Delivery.
 (a)(1)(D) Letter to Brokers, Dealers, Banks, Trust Companies and other
            Nominees.
 (a)(1)(E) Letter to Clients for use by Brokers, Dealers, Banks, Trust
            Companies and other Nominees.
 (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9
 (a)(1)(G) Press Release issued by Cendant on August 23, 2001.
 (a)(1)(I) Summary Advertisement published in the Wall Street Journal on August
            23, 2001.
 (a)(1)(J) Letter to Stockholders from President and Chief Executive Officer of
            Cheap Tickets dated August 23, 2001.
 (b)       Not applicable.
 (d)(1)    Agreement and Plan of Merger dated as of August 13, 2001, among
            Cendant, Purchaser and Cheap Tickets.
 (d)(2)    Stockholder Agreement dated as of August 13, 2001 by and among
            Cendant, Purchaser, Cheap Tickets and Stockholders.
 (d)(3)    Confidentiality Agreement, dated May 24, 2001, as amended on July 3,
            2001 and August 11, 2001, between Cheap Tickets and Cendant
            Internet Group, Inc.
 (g)       Not applicable.
 (h)       Not applicable.